Exhibit (p)(43)

CODE OF ETHICS

(Revised as of July, 2015)

I.	Statement of Policy

High ethical standards are essential for the success of the Adviser and to maintain the confidence of clients and investors in investment funds and other accounts managed by the Adviser (“clients”). The Adviser’s long-term business interests are best served by adherence to the principle that the interests of clients come first. Tremblant Capital Group (“Tremblant”) has a fiduciary duty to its clients to act solely for their benefit. All personnel of the Adviser must put the interests of the Adviser’s clients before their own personal interests and must act honestly and fairly in all respects in dealings with clients. All personnel of the Adviser must also comply with all federal securities laws. The Adviser and its personnel may effect transactions for their own accounts in the same securities purchased and sold for the accounts of the Adviser’s clients. To ensure that trading by the Adviser’s personnel is conducted in a manner that does not adversely affect the Adviser’s clients and in a manner consistent with the fiduciary duty owed by the Adviser to its clients, the Adviser has adopted this code of ethics (the “Code of Ethics”). The Code of Ethics contains provisions designed to prevent improper personal trading, identify conflicts of interest and provide a means to resolve any actual or potential conflicts in favor of the Adviser’s clients. This Code of Ethics applies to all Personal Accounts and transactions of TCG Employees. Adherence to the Code of Ethics and the related restrictions on personal investing is considered a basic condition of employment by the Adviser. If you have any doubt as to the propriety of any activity, you should consult with the Compliance Officer, who is charged with the administration of this Code of Ethics.

TCG Employees are expected to abide by the highest standards of ethical conduct in their relationships with each other, investors, clients, competitors and members of the public. If a TCG employee perceives lapses in those standards, the TCG Employee is expected to report them to the Compliance Officer. The Compliance Officer will respond appropriately to TCG Employee concerns about possible violations of laws, rules and regulations.

In addition, no TCG Employee may, directly or indirectly, in connection with the purchase or sale of a security held or to be acquired by a client:

1.	Employ any device, scheme or artifice to defraud the client;

2.	Make any untrue statement of material fact to the client or omit to state any material fact to the client necessary to make the statements made to the client, in the light of the circumstances under which they are made, not misleading;

3.	Engage in any act, practice or course of business which operates or would operate as a fraud or deceit upon the client; or

4.	Engage in any manipulative practice with respect to the client.

The Code of Ethics cannot address every circumstance that may give rise to a conflict, a potential conflict or even an appearance of a conflict of interest. Therefore, every employee is expected to conduct himself or herself with good judgment by bringing concerns to the attention of the Compliance Officer, as well as being alert to any actual or potential conflicts of interest with clients, including appearances thereof. Violations of this Code of Ethics must be reported to the Compliance Officer promptly.

ANY EMPLOYEE WHO VIOLATES THIS CODE OF ETHICS WILL BE SUBJECT TO DISCIPLINARY ACTION, UP TO AND INCLUDING TERMINATION FROM TREMBLANT.

II.	Definitions

A.	“TCG Employee” means (i) any partner, officer, or employee of the Adviser, or (ii) any other person who provides investment advice on behalf of the Adviser, is subject to the supervision and control of the Adviser and (a) has access to nonpublic information regarding any clients’ purchase or sale of securities, or nonpublic information regarding portfolio holdings of any Reportable Fund, or (b) is involved in making securities recommendations to clients (or who has access to such recommendations that are nonpublic).

B.	“Automatic Investment Plan” means a program in which regular periodic purchases (or withdrawals) are made automatically in (or from) investment accounts in accordance with a predetermined schedule and allocation, including a dividend reinvestment plan.

C.	“Beneficial Ownership” includes ownership by any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares a direct or indirect financial interest other than the receipt of an advisory fee.

D.	“Personal Account” means any brokerage account in which a TCG Employee has any Beneficial Ownership, which includes accounts: (i) held personally by a TCG Employee, (ii) for a TCG Employee’s spouse or significant other, (iii) for a TCG Employee’s minor child or grandchild, (iv) for any other family member who resides with the TCG Employee or whose account is managed or influenced directly or indirectly by the TCG Employee, or (v) any entity in which a TCG Employee, or any person specified in clauses (i) through (iv) above, has a 25% or greater beneficial interest, exercises direct or indirect influence or control (such as a pension account, trust or estate, a partnership or limited liability company of which the person is a partner, a corporation in which the person has a material beneficial interest and any account in the name of another person that is financed by the member or employee), acts as financial advisor or has trading authority; except that Personal Accounts do not include investment advisory client accounts (“Client Accounts”).

E.	“Reportable Fund” means any investment company registered under the Investment Company Act of 1940, as amended, for which the Adviser serves as investment adviser or subadviser or for which an investment adviser or principal underwriter controls the Adviser, is controlled by the Adviser, or is under common control with the Adviser.

F.	“Reportable Security” means a security as defined in section 202(a)(18) of the Act (15 U.S.C. 80b-2(a)(18)) and includes any exchange-traded fund (“ETF”), derivative, commodities, options, swaps, futures or forward contracts relating thereto, except that it does not include:

1.	Direct obligations of the Government of the United States;

2.	Bankers' acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments, including repurchase agreements;

3.	Shares issued by money market funds;

4.	Shares issued by registered open-end funds other than (a) ETFs and (b) Reportable Funds; and

5.	Shares issued by unit investment trusts that are invested exclusively in one or more registered open-end funds, none of which are Reportable Funds.

G.	“Short Sale” means the sale of securities that the seller does not own.

III.	Restrictions on Personal Investing Activities

A.	General

It is the responsibility of each TCG Employee to ensure that a particular securities transaction being considered for his or her Personal Account is not subject to a restriction contained in this Code of Ethics or otherwise prohibited by any applicable laws. Personal securities transactions for TCG Employees may be effected only in accordance with the provisions of the Code of Ethics.

B.	Preclearance of Transactions in Personal Account

Tremblant utilizes an online compliance management system (the “CMS”). Employees must log into the CMS website to submit a Trade Pre-Clearance Request online.

Tremblant’s Personal Trading Policies permit TCG Employees to maintain Personal Accounts subject to the following conditions.

1.	Each Personal Account that is eligible to hold a Reportable Security must be disclosed to Legal and Compliance and approved in advance by Legal and Compliance prior to the conduct of any trading activity in the account (See Section V “Reporting” below).

2.	All Reportable Securities transactions must be approved by using the Trade Pre-Clearance Request form found on the CMS. For the avoidance of doubt, securities offered through initial public offerings are Reportable Securities and subject to the Personal Trading Policies.

3.	Approvals for Personal Account transactions are only valid for the trading day in which received.

4.	Single-name options with an expiration date less than 30 days from the trading date require written substantiation from the TCG Employee, which may be included on the CMS Trade Pre-Clearance Request screen.

Trade Pre-Clearance Requests are emailed to the Trading Desk, who will review the information in CMS and reference the Reportable Securities requested against securities that are “Actively” being transacted for or held in a Client Account. Such information shall be noted on the CMS Trade Pre-Clearance Request Form by the Trading Desk. “Active” trading is defined as those trades that the Trading Desk has a broker currently being executed in the market.

Once the Trade Pre-Clearance Request Form has been reviewed by the Trading Desk, the Legal team will receive an email indicating that there is a Trade Request that needs to be reviewed. Applicable Approval Personnel (as described below) will review the Trade Pre-Clearance Request Form and determine whether to approve the request based on a determination of, among other things, whether the transaction would be adverse to the best interests of Tremblant’s Client Accounts. This determination will include an analysis of whether the investment opportunity should be reserved for clients and whether the opportunity is being offered to the TCG Employee by virtue of his or her position with Tremblant.

The Trade Pre-Clearance Request Form must be reviewed by the Trading Desk, followed by Legal/ Compliance, and then the CEO (collectively, the “Approval Personnel”). Approval Personnel may not approve their own Pre-Trade Authorization Forms. For example, the CEO’s personal trading requests may only be approved by the Compliance Officer, CFO, or COO (two of the three are necessary).

There are several exceptions to the general rule, which, in all cases are subject to increased scrutiny by the Approval Personnel and, therefore, are more likely to be delayed or denied. Certain exceptions are listed below.

•	In the event of a request for a Personal Account transaction in Reportable Securities that are also held in a Client Account and are actively trading or trading is imminent, generally, approval will only be granted after Active trading ceases in Client Account, at which time the general rule above would apply.

•	In the event of a request for a Personal Account transaction in Reportable Securities that are contrary to the economic interests of a Client Account, generally, approval will not be granted; provided that ETFs and futures may not be subject to this exception.

•	In the event of a request for a Personal Account liquidation of Reportable Securities held for less than 60 days, generally, approval will not be granted.

The approval or denial of a Trade Pre-Clearance Request may be subject to such conditions and limitations as Approval Personnel consider applicable in their sole discretion. Exceptions to the restrictions described above may be granted by the CEO and the Compliance Officer or the COO in the case of extenuating or unusual circumstances. Written explanations for any such exceptions will be maintained by Legal and Compliance.

C.	Prohibitions on Trading in Securities on the Restricted Securities List

A TCG Employee may not execute any personal securities transaction of any kind (including Short Sales) in any securities that are on the Adviser’s Restricted Securities List.

D.	Initial Public Offerings

A TCG Employee may not acquire any direct or indirect beneficial ownership in any securities in any initial public offering without prior written approval of the Compliance Officer through the CMS.

E.	Private Placements and Investment Opportunities of Limited Availability

A TCG Employee may not transact in any private placement of securities (such as interests in private companies or investments in private investment funds, including hedge and private equity funds) or investment opportunity of limited availability unless the Compliance Officer has given express prior written approval utilizing the form set forth on the CMS. After completion by the respective TCG Employee, the online form will be automatically submitted to the Compliance Officer for approval. Employees who acquired private securities prior to joining Tremblant are required to disclose that investment in their initial compliance package. If, in the future, Tremblant were to consider a transaction involving or affecting the private issuer, directly or indirectly, the affected employee, if a TCG Employee, would either be recused from the investment decision or, the fiduciary decision may be subject to an independent review by investment personnel with no personal interest in the transaction The Compliance Officer, in determining whether approval should be given, will take into account, among other factors, whether the investment opportunity should be reserved for clients and whether the opportunity is being offered to the TCG Employee by virtue of his or her position with the Adviser.

F.	Service on Boards of Directors; Other Business Activities

A TCG Employee shall not serve as a director (or similar position) on the board or a member of a creditors committee of any company unless the TCG Employee has received written approval from the Compliance Officer and the Adviser has adopted policies to address such service. The Compliance Officer shall maintain all Outside Business Activities Request forms. Authorization will be based upon a determination that the board service would not be inconsistent with the interest of any Client Account. At the time a TCG Employee submits the initial holdings report in accordance with this Code of Ethics, the TCG Employee will submit to the Compliance Officer a description of any business activities in which the TCG Employee has a significant role. A form of report on Outside Business Activities is included on the CMS. Any outside business activities of a TCG Employee must be approved by the Compliance Officer.

G.	Short Term Trading

The Adviser believes that short term personal trading by its TCG Employees can raise compliance and conflicts issues. Accordingly, TCG Employees will generally not be approved to initiate a personal securities transaction and liquidate such transaction (with respect to the securities initiated) within 60 days. For clarification purposes, if an employee purchases 100 shares of Company X on January 1 and purchases an additional 100 shares of Company X on February 1, such employee may sell up to 100 shares of Company X on March 1 and all shares on April 1.

H.	Management of Non-Adviser Accounts

TCG Employees are prohibited from managing accounts for third parties who are not clients of the Adviser or serving as a trustee for third parties.

IV.	Exceptions from Preclearance Provisions

This section sets forth exceptions from the preclearance requirements. The reporting obligations of the Code of Ethics will continue to apply to any transaction exempted from preclearance pursuant to this Section. Accordingly, the following transactions will be exempt only from the preclearance requirements set forth in Section IV:

A.	Purchases or sales that are non-volitional on the part of the TCG Employee such as purchases that are made pursuant to a merger, tender offer or exercise of rights;

B.	Purchases or sales pursuant to an Automatic Investment Plan; and

C.	With respect to Personal Accounts that are eligible to hold Reportable Securities, transactions in securities that are not Reportable Securities.

D.	Transactions in certain Personal Accounts in which a TCG Employee has no discretion to direct transactions in Reportable Securities, subject to the approval of the Compliance Officer. In such case, the TCG Employee will be required to execute written certifications to such effect.

V.	Reporting

A.	Account Statements to Adviser

All TCG Employees must direct their brokers or custodians or any persons managing the TCG Employee's Personal Account in which any Reportable Securities are eligible to be held to supply the Compliance Officer with the TCG Employee’s monthly and quarterly brokerage statements at least quarterly. With respect to Personal Accounts that are ineligible to hold Reportable Securities (e.g.., certain 529 Plan Accounts, IRA accounts), account statements are not required to be provided to the Adviser.

If during any calendar quarter there is a transaction with respect to a TCG Employee’s direct or indirect beneficial ownership of a Reportable Security and such transaction is not described in a brokerage or account statement delivered to the Compliance Officer within 30 days after the end of such quarter, then the TCG Employee must deliver a quarterly transaction report to the Compliance Officer within 30 days after the end of the calendar quarter setting out for each such transaction:

1.	the date of the transaction, the title, and, as applicable, interest rate and maturity date, number of shares, and principal amount of each Reportable Security involved;

2.	the nature of the transaction (purchase, sale or any other type of acquisition or disposition);

3.	the price of the security at which the transaction was effected;

4.	the name of the broker, dealer or bank with or through which the transaction was effected; and

5.	the date the TCG Employee submits the report.

B.	New Personal Accounts

Each TCG Employee must notify the Compliance Officer promptly if the TCG Employee opens any new Personal Account in which any Reportable Securities may be held with a broker or custodian or moves an existing Personal Account to a different broker or custodian.

With respect to any account established by the TCG Employee in which any securities were held during the previous quarter for the direct or indirect benefit of the TCG Employee, the TCG Employee must include in his or her quarterly transaction report (described below) the name of the broker, dealer or bank with whom the TCG Employee established the account; the date on which the account was established; and the date the report is submitted.

C.	Disclosure of Securities Holdings

1.	Initial Holdings Report. All TCG Employees will, within 10 days after commencement of becoming a TCG Employee of the Adviser, execute the Acknowledgment and Initial and Annual Brokerage Certification included on the CMS, and return it to the Compliance Officer along with a report listing:

a.	all Personal Accounts in which the TCG Employee has any beneficial ownership and the Reportable Securities contained therein, including title and exchange ticker symbol or CUSIP number, type of security, number of shares and principal amount (if applicable) of each Reportable Security in which the TCG Employee has or had when becoming a TCG Employee any direct or indirect beneficial ownership;

b.	the name of any broker, dealer or bank with whom the TCG Employee maintained an account in which any securities were held for his or her direct or indirect benefit as of the date he or she became a TCG Employee; and

c.	the date that the report is submitted by the TCG Employee.

The report must be dated the day the TCG Employee submits it, and must contain information that is current as of a date no more than 45 days prior to the date the person becomes a TCG Employee of the Adviser. TCG Employees will annually submit to the Compliance Officer an updated certification, which must be current as of a date no more than 45 days prior to the date the report was submitted.

2.	Annual Holdings Reports. Each TCG Employee shall, no later than 30 days after the end of each calendar year, submit to the Compliance Officer an updated holdings report, or a report containing the equivalent information, which must be current as of a date no more than 45 days prior to the date the report was submitted. Each annual holdings report must include the following information:

a.	the title, number of shares and principal amount of each security in which the TCG Employee had any direct or indirect beneficial ownership;

b.	the name of any broker, dealer or bank with whom the TCG Employee maintains an account in which any securities are held for the direct or indirect benefit of the TCG Employee; and

c.	the date that the report is submitted by the TCG Employee.

3.	Quarterly Reports. Each TCG Employee must submit the quarterly reports described in Sections V.A and V.B of this Code of Ethics.

D.	Certifications

Upon commencing as an employee with Tremblant and on an annual basis thereafter, all TCG Employees are required to execute the Acknowledgment and Initial and Annual Brokerage Certification included on the CMS.

VI.	Recordkeeping

The Compliance Officer will keep in an easily accessible place for at least five (5) years copies of this Code of Ethics and each code of ethics that at any time within the past five years was in effect, all brokerage statements and reports of TCG Employees or other holdings or transaction reports described herein; copies of all preclearance forms; records of violations and actions taken as a result of violations; a record of all persons, currently or within the past five years, who are or were required to make the holdings or transaction reports described herein or who are or were responsible for reviewing such reports; a record of any decision, and the reasons supporting the decision, to approve an acquisition of any securities in an Initial Public Offering or in a Private Placement (for at least five (5) years after such approval was provided); and acknowledgments and other memoranda relating to the administration of this Code of Ethics. All brokerage statements and preclearance forms of TCG Employees may be kept in physical form or electronically in a computer database.

Pursuant to Rule 204A-1, the Adviser will maintain a list of all current access persons (all TCG Employees) of the Adviser and for the last five (5) years or since the Adviser became registered.

VII.	Oversight of Code of Ethics

A.	Acknowledgment

The Compliance Officer will distribute a copy of the Code of Ethics to all TCG Employees when they become employed and upon any material amendment thereafter. All TCG Employees are required annually to affirm their compliance with this Code of Ethics by signing the annual certification included on the CMS website.

With respect to any registered investment company (or series thereof) for which the Adviser serves as investment adviser or subadviser, no less frequently than annually, the Compliance Officer shall submit a written report to the board of directors/trustees of such company (i) describing any issues arising under this Code of Ethics or procedures since the last report to the board, including information about material violations of the Code of Ethics or procedures, and the sanctions imposed in response to the material violations, and (ii) certifying that the Adviser has adopted procedures reasonably necessary to prevent TCG Employees from violating this Code of Ethics.

B.	Review of Transactions

Each TCG Employee's transactions in his/her Personal Account will be reviewed on a regular basis and compared with transactions for the clients and against the list of Restricted Securities. Any TCG Employee transactions that are believed to be a violation of this Code of Ethics will be reported promptly to the management of the Adviser.

C.	Sanctions

Adviser’s management, at their discretion, will consider reports made to them and upon determining that a violation of this Code of Ethics has occurred, may impose such sanctions or remedial action as they deem appropriate or to the extent required by law. These sanctions may include, among other things, disgorgement of profits, suspension or termination of employment and/or criminal or civil penalties.

D.	ADV Disclosure

The Compliance Officer will ensure that the Brochure describes the Code of Ethics on Schedule F of Part 2A and offers to provide (or provides) a copy of the Code of Ethics to any client or prospective client upon request.

VIII.	Confidentiality

All reports of personal securities transactions and any other information filed pursuant to this Code of Ethics will be treated as confidential to the extent permitted by law.